SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For April 2, 2002

MetroGas Inc.

(Translation of registrant`s name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: April 2, 2002 By: __________________________________

Name: Eduardo Villegas

Title: Finance Director

EXHIBIT	PAGE
Attached hereto as Exhibit A is the Notice of Meeting and Agenda of MetroGAS S.A.	4

EXHIBIT A

MetroGas S.A.

NOTICE OF MEETING

Shareholders` are advised that the Ordinary and Extraordinary Shareholders Meeting of the Company and the Special Class A, B and C Meetings, respectively will be held on April 29, 2003 at 10:00 AM in first calling and the Ordinary and Special Class A, B and C at 11:00 AM in second calling, at Gregorio Araoz de Lamadrid 1360, Ciudad de Buenos Aires, to consider the following matters:

AGENDA

1. - Appointment of two shareholders to approve and sign the minute.

2. - Consideration of the Company`s Annual Report, Balance Sheet, Income Statement, Statement of Changes in Shareholders` Equity, Statement of Cash Flow, and Exhibits and Notes thereto, Summary Report, Surveillance Committee`s Report, Inventory and information referred in Section 68 of the Buenos Aires Stock Exchange Regulations, as well as any other documents mentioned in Article 234 item 1 of the Argentina Corporations Law 19,550, in addition to an English version of the Annual Report and Financial Statements as required by General Resolution N. 368 of the Comision Nacional de Valores, the Argentine Securities and Exchange Commission with respect to the Company`s fiscal year number eleven begun on January 1st, 2001 and ended on December 31, 2002.

3. - Allocation of the net result corresponding to the fiscal year ended on December 31, 2002.

4. Ratification of the legal reserve approved by the Board of Directors for the fiscal year ended on December 31, 2002

5. Employee Profit Sharing Bonus

6. Consideration of the Board of Directors` and the Surveillance Committee's performance.

7. Board of Directors' and Surveillance Committee`s fees.

8. Fees of the auditors of the Company`s Financial Statements for fiscal year ended December 31, 2002

9. Change of MetroGAS By-Laws

10. Election of members and alternates members of the Board of Directors by Class A Shareholders

11. Election of one member and one alternate member of the Board of Directors by Class B Shareholders

12. Election of one member and one alternate member of the Board of Directors by Class C Shareholders.

13. Election of the Director number 9

14. Election of the members and alternates members of the Surveillance Committee.

15. Appointment of the auditor of the Company`s Financial Statements for fiscal year 2002.

THE BOARD OF DIRECTORS

Notes: In order to attend the meeting, the shareholders shall be required to deposit share ownership certificates issued by the Caja de Valores S.A. or any other authorized institution, at the Company`s office located at Gregorio Araoz de Lamadrid 1360, 3er piso, Buenos Aires, between 9:00 AM and 1:00 PM on or prior to April 23, 2003 thus satisfying the requirement of Article 238 of the Argentine Corporations Law, 19,550.

Point 9 will be discussed in the Extraordinary Shareholders Meeting. Points 10, 11 and 12 will be discussed in the Special Shareholders Classes A, B and C Shareholders` Meetings, respectively, according to Article 20 of the Company`s By-Laws, for which purpose the share ownership certificates deposited and registered in the Attendance Book, will be valid.

Shareholders are recommended to arrive at the meeting place at least 15 minutes before time of notice, in order to facilitate the accreditation of proxies and the reading of attendance.

William Harvey Adamson

President